# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Accelerate Diagnostics, Inc., CIK 0000727207
CUSIP: 00430H102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3950 South Country Club Road, Suite 470, Tuscon, Arizona (AZ), 85714
Date of event which requires filing of this statement: 02/04/2025
Filed by CIK 0001524362
Persons authorized to receive notices and communications: Zac Rosenberg, Indaba Capital Management, L.P., One Letterman Drive, BLDG D, Suite DM700, San Francisco, California (CA), 94129, (415) 680-1030; Stewart McDowell, Gibson Dunn, One Embarcadero Center, Suite 2600, San Francisco, California (CA), 94111, (415) 393-8322

## Reporting persons
- Indaba Capital Management, L.P. (CIK 0001524362): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,751,762; sole dispositive power 0; shared dispositive power 2,751,762; aggregate amount beneficially owned 2,751,762 (9.9% of the class)
  Comment: Number of shares reported represents shares of common stock of Accelerate Diagnostics, Inc. (the "Issuer") issuable upon conversion of the Issuer's 5.00% Senior Secured Convertible Notes due 2026 (the "New Convertible Notes"). The Reporting Persons are prohibited from converting New Convertible Notes held by the Fund (as defined below) to obtain beneficial ownership in excess of 9.9% of the outstanding shares of the Issuer's common stock. See Item 5 for additional information.
  
  The percentage of the class represented is based on 25,043,822 shares of the Issuer's common stock outstanding as of November 5, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- IC GP, LLC (CIK 0001596505): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,751,762; sole dispositive power 0; shared dispositive power 2,751,762; aggregate amount beneficially owned 2,751,762 (9.9% of the class)
  Comment: Number of shares reported represents shares of common stock of the Issuer issuable upon conversion of the New Convertible Notes. The Reporting Persons are prohibited from converting New Convertible Notes held by the Fund to obtain beneficial ownership in excess of 9.9% of the outstanding shares of the Issuer's common stock. See Item 5 for additional information.
  
  The percentage of the class represented is based on 25,043,822 shares of the Issuer's common stock outstanding as of November 5, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Derek C. Schrier (CIK 0001250078): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,751,762; sole dispositive power 0; shared dispositive power 2,751,762; aggregate amount beneficially owned 2,751,762 (9.9% of the class)
  Comment: Number of shares reported represents shares of common stock of the Issuer issuable upon conversion of the New Convertible Notes. The Reporting Persons are prohibited from converting New Convertible Notes held by the Fund to obtain beneficial ownership in excess of 9.9% of the outstanding shares of the Issuer's common stock. See Item 5 for additional information.
  
  The percentage of the class represented is based on 25,043,822 shares of the Issuer's common stock outstanding as of November 5, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Accelerate Diagnostics, Inc.
Address of issuer's principal executive offices: 3950 South Country Club Road, Suite 470, Tuscon, Arizona (AZ), 85714
Comment:
Explanatory Note: The following constitutes Amendment No. 2 ("Amendment No. 2") to the initial statement on Schedule 13D filed on June 20, 2023 (the "Initial Schedule 13D") by the Reporting Persons, as amended by Amendment No 1 to the Initial Schedule 13D filed on August 8, 2024 (together with the Initial Schedule 13D, the Amended Schedule 13D"). This Amendment No. 2 amends the Amended Schedule 13D as set forth herein (the Amended Schedule 13D as amended by this Amendment No. 2, the "Schedule 13D"). Capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings given to them in the Amended Schedule 13D.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following:

The source of the cash used to acquire New Convertible Notes as reported herein is the working capital of the Fund, which at any given time may include funds borrowed on margin in the ordinary course of business and on customary terms.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

On February 4, 2025, the Fund purchased approximately $12.4 million in aggregate principal amount of the Issuer's New Convertible Notes from the holder of such notes.

As a result of the acquisition of additional principal amount of New Convertible Notes, the Fund now owns a majority of the outstanding New Convertible Notes. Because the Fund beneficially owns a majority of the outstanding principal amount of New Convertible Notes, the Fund will have the ability to control any decision under the Indenture or the Security Agreement with respect to the New Convertible Notes that requires approval of the holders of a majority of the outstanding principal amount of the New Convertible Notes. Decisions requiring approval of the holders a majority of the outstanding principal amount of New Convertible Notes under the Indenture and the other Note Documents (as defined in the Indenture) include, without limitation (i) waivers of certain defaults or events of default under the Indenture and their consequences; (ii) consent to certain supplemental indentures or amendments or supplements to the Notes Documents for the purpose of modifying the terms of the Indenture and the New Convertible Notes; (iii) the direction of the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the New Convertible Notes; (iv) removal of the Trustee and nomination a successor trustee; or (v) removal of the Collateral Agent and appointment of a successor Collateral Agent with the Issuer's written consent.

The foregoing description of the Indenture and the other Note Documents does not purport to be complete and is qualified in its entirety to the Indenture and the Security Agreement filed as Exhibits 99.5 and 99.6 to the Initial Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) - (e) of the Schedule 13D is hereby amended and restated as follows:

(a) - (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The percentages set forth in this Item 5 are based on 25,043,822 shares of Common Stock of the Issuer outstanding as of November 5, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024. Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Act, and giving effect to the Beneficial Ownership Limitation, the Reporting Persons may be deemed to beneficially own 2,751,762 shares of Common Stock issuable upon conversion of the New Convertible Notes, which shares of Common Stock may be deemed to be beneficially owned by each of the Investment Manager, IC GP and Mr. Schrier. Without giving effect to the Beneficial Ownership Limitation, the Reporting Persons would be entitled to receive an additional 2,394,385 shares of Common Stock issuable upon the conversion of the New Convertible Notes as of the date hereof. The number of shares of Common Stock issuable upon conversion of the New Convertible Notes reflect the Issuer's 1-for-10 reverse stock split, which was effective July 11, 2023 (the "Reverse Stock Split") and increases in the principal amount of New Convertible Notes outstanding as a result of the payment of interest in kind in accordance with the terms of the indenture for the New Convertible Notes.

The securities of the Issuer beneficially owned by the Reporting Persons are directly held by Indaba Capital Fund, L.P. (the "Fund"), a private investment fund for which the Investment Manager serves as investment manager. Pursuant to an Investment Management Agreement, the Fund and its general partner have delegated all voting and investment power over the securities of the Issuer directly held by the Fund to the Investment Manager. As a result, each of the Investment Manager, IC GP, as the general partner of Investment Manager, and Mr. Schrier, as Managing Member of IC GP, may be deemed to exercise voting and investment power over the securities of the Issuer directly held by the Fund. The Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of such delegation to the Investment Manager.
Number of shares as to which each person has sole or shared power to vote or dispose: See item (a)
Transactions in the class effected during the past sixty days: Except as specifically set forth herein, there were no transactions in the shares of Common Stock effected by the Reporting Persons on behalf of the Fund during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Signatures
- Indaba Capital Management, L.P.: /s/ Derek C. Schrier, Derek C. Schrier, Managing Member, IC GP, LLC, its general partner (02/05/2025)
- IC GP, LLC: /s/ Derek C. Schrier, Derek C. Schrier, Managing Member (02/05/2025)
- Derek C. Schrier: /s/ Derek C. Schrier, Derek C. Schrier, Managing Member (02/05/2025)